State of California

2053416

THE GREAT SEAL OF THE STATE OF

EUREKA

CALIFORNIA

OFFICE OF THE

(STAMPED SEAL)

SECRETARY OF STATE

SECRETARY OF STATE

I, *BILL JONES*, Secretary of State of the State of California, hereby certify:

That the attached transcript of <u>01</u> page(s) has been compared with the record on file in this office, of which it purports to be a copy, and that it is full, true and correct.

IN WITNESS WHEREOF, I execute this certificate and affix the Great Seal of the State of California this day of

<u>SEP 01 2000</u>

THE GREAT SEAL OF THE STATE

EUREKA

CALIFORNIA

\s\ Bill Jones

Secretary of State